Exhibit 3.83

State of Idaho

Secretary of State

Filed March 13, 2006

File No. W48420

ARTICLES OF ORGANIZATION

LIMITED LIABILITY COMPANY

1. The name of the limited liability company is Burlington Coat Factory of Idaho, LLC.

2. The street address of the initial registered office is 1401 Shoreline Drive, Suite 2, Boise, Idaho 83702 and the name of the initial registered agent at the above address is Corporation Service Company.

3. The mailing address for future correspondence is 1830 Route 130, Burlington, New Jersey 08016.

4. Management of the limited liability company will be vested in Member(s).

5. The name and address of at least one initial member is Burlington Coat Factory Purchasing, Inc., 1830 Route 130, Burlington, NJ 08016.

6. /s/ Paul C. Tang, Vice President of Member.